082-34867

TRINIDAD

ENERGY SERVICES INCOME TRUST

07026117

SEC MAIL
RECEIVED
PROCESSING
AUG 14 2007
WASH. D.C.
186
SECTION

August 10, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated August 9, 2007. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

M Bentley

Marilyn Bentley
Executive Assistant

PROCESSED
AUG 23 2007
THOMSON
FINANCIAL

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: **Thursday, August 9, 2007**
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES SECOND QUARTER RESULTS – JUNE 30, 2007

The following is management's discussion and analysis ("MD&A") concerning the operating and financial results for the three and six months ended June 30, 2007, and its outlook based on information available as at August 2, 2007. The MD&A is based on the Trinidad Energy Services Income Trust (the "Trust" or "Trinidad") consolidated financial statements for the period ended June 30, 2007 which were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The MD&A should be read in conjunction with the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2006. Additional information is available on the Trust's website (www.trinidaddrilling.com) and all previous public filings, including the most recently filed Annual Report and Annual Information Form, are available through SEDAR (www.sedar.com).

FINANCIAL HIGHLIGHTS
(thousands except unit and per unit data – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Revenue	**115,494**	104,547	**321,705**	267,484
Gross margin (1)	**46,461**	42,978	**142,404**	127,667
EBITDA (1)	**26,564**	26,193	**107,091**	95,766
Per unit (diluted)	**0.31**	0.30	**1.26**	1.14
EBITDA before unit based compensation (1)	**27,235**	26,923	**108,537**	100,349
Per unit (diluted)	**0.32**	0.31	**1.27**	1.19
Funds flow before change in non-cash working capital (1)	**23,353**	22,509	**96,163**	93,251
Per unit (diluted)	**0.27**	0.26	**1.13**	1.11
Distributions paid and declared	**28,836**	26,836	**57,573**	48,206
Distributions paid and declared per unit (basic)	**0.34**	0.32	**0.69**	0.59
Payout ratio (2)	**-**	-	**60%**	52%
Net earnings	**4,641**	20,812	**46,584**	60,796
Per unit (basic)	**0.06**	0.25	**0.56**	0.74
Per unit (diluted)	**0.05**	0.24	**0.55**	0.72
Net earnings before unit based compensation	**5,312**	21,542	**48,030**	65,379
Per unit (diluted)	**0.06**	0.25	**0.56**	0.78
Units outstanding – basic (weighted average) (3)	**83,947,198**	84,236,661	**83,872,182**	82,403,159
Units outstanding – diluted (weighted average) (3)	**85,711,891**	86,167,652	**85,294,628**	84,358,949

(1) Readers are cautioned that gross margin, EBITDA and funds flow before change in non-cash working capital and the related per unit information do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute gross margin, EBITDA and funds flow before change in non-cash working capital on a consistent basis for each reporting period. EBITDA refers to earnings of the Trust before interest, taxes, depreciation and gain or loss on investment in long-term assets; gross margin refers to revenue less operating expenses; funds flow before change in non-cash working capital refers to the amount of cash that is expected to be available for distribution to unitholders.
(2) Payout ratio is calculated as distributions paid and declared divided by funds flow before changes in non-cash working capital and is only provided on a year-to-date basis.
(3) Basic and diluted units outstanding include trust units to be issued upon conversion of exchangeable shares.

OPERATING HIGHLIGHTS
(Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Operating days – drilling				
Canada	**1,165**	1,826	**4,981**	6,010
United States	**2,944**	1,603	**5,408**	3,050
Rate per drilling day (CDN $)				
Canada	**23,527**	23,927	**25,470**	23,685
United States	**24,927**	24,089	**25,191**	22,906
Utilization rate – drilling				
Canada	**20%**	36%	**44%**	60%
United States	**88%**	82%	**87%**	83%
CAODC industry average	**17%**	34%	**38%**	57%
Number of drilling rigs				
Canada	**64**	57	**64**	57
United States	**38**	22	**38**	22
Utilization rate for service rigs	**23%**	31%	**47%**	58%
Number of service rigs	**21**	17	**21**	17
Number of coring and surface casing rigs	**17**	17	**17**	17

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward-looking statements. The Trust believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A and the Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

NON-GAAP MEASURES

This MD&A contains references to the term "funds flow before change in non-cash working capital" to refer to the amount of cash that is expected to be available for distribution to unitholders; the term "EBITDA" to refer to earnings of the Trust before interest, taxes, depreciation and gain or loss on investment in long-term assets; the term "gross margin" to refer to revenue less operating expenses, which the Trust believes are measures followed by the investment community and therefore provide useful information. The terms "funds flow before change in non-cash working capital", "EBITDA", "gross margin" and associated per unit data are not measures recognized by GAAP and therefore do not have standardized meaning. Accordingly, these measures may not be comparable to similar measures presented by other companies. However, the Trust computes "funds flow before change in non-cash working capital", "EBITDA" and "gross margin" on a consistent basis for each reporting period.

OVERVIEW

The continued slowdown of drilling activity within the Canadian market adversely impacted operations throughout the quarter and an early onset of wet weather conditions further intensified the overall reduction in drilling activity in comparison with 2006. Commodity price reductions that began in the latter part of the prior year continued throughout the current quarter, which when coupled with high storage levels, continued to encourage oil and gas producers to delay drilling initiatives, further reducing activity levels throughout the Canadian market. Maintenance programs on the Trust's drilling fleet were completed throughout the period, increasing operating costs and causing an overall reduction in margins. Despite the market reductions Trinidad continued to exceed the industry through its continued focus on the deeper drilling market and the security provided through the

Trust's long-term take-or-pay contracts. The Trust's Canadian rig construction program drew to a close with the release of the final rig committed under the take-or-pay contracts, which was released in the second quarter of 2007, enhancing the stability of funds flow.

Despite the declines seen in the Canadian drilling markets, the Trust has positioned itself favourably with its strategic entry into the US marketplace through its rig construction program and the acquisition of Cheyenne Drilling in December 2005 which has diversified its funds flow. The US drilling market continues to show strength due to favourable pricing and strong demand fundamentals, which continue to support higher activity levels. Since the end of the second quarter of 2006 Trinidad has deployed an additional 16 drilling rigs, all backed by take-or-pay contracts guaranteeing utilization levels and day rates, which more than doubled revenue on both a quarter and year-to-date basis from the comparative period in 2006. The strategic decision to expand operations into the US provided increased revenue at stable utilization rates throughout the period, significantly increasing US revenue and stabilizing the overall performance of the Trust. Furthermore, the increased revenue generated in the United States will continue to add stability to the Trust's funds flow.

The Trust continued its expansion into the US market through the acquisition of US-based Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis") effective July 5, 2007. The assets acquired include four land based drilling rigs and one barge drilling rig, together with related inventory, crew boats and spare parts. Furthermore, the Trust will also take on the remaining construction commitments of a second barge drilling rig currently under construction. Concurrent with the Axxis acquisition, the Trust closed a $325.0 million aggregate principal amount of 7.75% convertible unsecured subordinated debenture offering which was used to fund the cash portion of the purchase price of the Axxis acquisition, to repay outstanding debt of the Trust and its affiliates and for general working capital purposes.

	2007		2006				2005		
QUARTERLY ANALYSIS	**Q2**	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial Highlights									
(millions except per unit data – Unaudited)									
Revenue	**115.5**	**206.2**	161.9	150.6	104.5	162.9	106.4	75.3	32.5
Gross margin [(1)]	**46.5**	**95.9**	74.9	66.9	43.1	84.7	46.4	31.8	7.8
Net earnings (loss)	**4.7**	**41.9**	31.3	31.6	20.8	40.0	19.4	13.8	(1.8)
Depreciation and amortization	**14.8**	**18.3**	15.4	14.0	9.7	13.1	9.3	8.0	3.4
(Gain) loss on sale of assets	**0.1**	**0.1**	0.1	(2.0)	-	-	0.2	0.1	-
Unit based compensation	**0.7**	**0.8**	1.8	0.7	0.8	3.8	0.6	0.5	2.0
Future income tax expense (recovery)	**(3.1)**	**10.2**	6.2	4.6	(8.7)	13.9	5.5	1.7	(4.0)
Effective interest on financing costs	**0.4**	**0.3**	-	-	-	-	-	-	-
Unrealized foreign exchange loss (gain)	**5.8**	**1.2**	(0.1)	-	0.2	(0.2)	-	-	-
Other	**-**	**-**	-	0.1	(0.3)	0.1	-	-	-
Funds flow before change in non-cash working capital [(1)]	**23.4**	**72.8**	54.7	49.0	22.5	70.7	35.0	24.1	(0.4)
Earnings (loss) per unit (diluted)	**0.05**	**0.49**	0.37	0.38	0.24	0.48	0.29	0.21	(0.03)
Funds flow before change in non-cash working capital per unit (diluted) [(1)]	**0.27**	**0.86**	0.65	0.57	0.26	0.84	0.51	0.37	(0.01)

(1) Readers are cautioned that gross margin and funds flow before change in non-cash working capital and per unit information do not have a standardized meaning prescribed by GAAP; however, the Trust does compute gross margin and funds flow before change in non-cash working capital and the per unit information on a consistent basis for each reporting period.

	2007		2006				2005		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Operating Highlights									
(Unaudited)									
Operating days – drilling									
Canada	**1,165**	**3,817**	3,163	3,358	1,826	4,184	3,795	3,487	1,472
United States	**2,944**	**2,464**	2,105	1,891	1,603	1,447	235	37	-
Rate per drilling day (CDN $)									
Canada	**23,527**	**26,063**	26,328	23,083	23,927	23,579	23,280	19,196	19,448
United States	**24,927**	**25,506**	24,621	24,042	24,089	21,596	19,245	20,122	-
Utilization rate – drilling									
Canada	**20%**	**69%**	61%	64%	36%	86%	78%	73%	31%
United States	**88%**	**85%**	85%	85%	82%	85%	83%	100%	-
CAODC industry average	**17%**	**59%**	47%	57%	34%	81%	71%	63%	32%
Number of drilling rigs									
Canada	**64**	**63**	60	59	57	56	54	52	52
United States	**38**	**37**	31	26	22	21	[illegible]	[illegible]	[illegible]
Utilization for service rigs	**23%**	**73%**	64%	68%	31%	85%	67%	61%	41%
Number of service rigs	**21**	**20**	18	18	17	17	16	16	9
Number of coring and surface casing rigs	**17**	**17**	17	17	17	17	17	18	18

RESULTS FROM OPERATIONS

Canadian Drilling Operations

(thousands except percent data and operating data - Unaudited)	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Revenue	**31,250**	49,885	(37.4)	**166,335**	180,017	(7.6)
Operating expense	**27,665**	32,899	(15.9)	**98,071**	96,410	1.7
Gross margin	**3,585**	16,986	(78.9)	**68,264**	83,607	(18.4)
Gross margin percentage	**11.5%**	34.1%	(66.3)	**41.0%**	46.4%	(11.6)
Operating days – drilling	**1,165**	1,826	(36.2)	**4,981**	6,010	(17.1)
Rate per drilling day (CDN $)	**23,527**	23,927	(1.7)	**25,470**	23,685	7.5
Utilization rate – drilling	**20%**	36%	(44.4)	**44%**	60%	(26.7)
CAODC industry average	**17%**	34%	(50.0)	**38%**	57%	(33.3)
Number of drilling rigs	**64**	57	12.3	**64**	57	12.3
Utilization rate – well servicing	**23%**	31%	(25.8)	**47%**	58%	(19.0)
Number of service rigs	**21**	17	23.5	**21**	17	23.5
Number of coring and surface casing rigs	**17**	17	-	**17**	17	-

Throughout the second quarter of 2007 the Canadian drilling market was impacted by the seasonal conditions typically present during the period as road bans and wet weather conditions prohibited the movement of drilling rigs. This reduced market activity was further intensified by curtailments in the Canadian drilling market as demand for drilling services were cutback due to weaker commodity prices and increased storage levels, reducing the demand for natural gas. As industry fundamentals weakened, industry utilization rates declined by 71.2% from the first quarter of 2007, reducing utilization to 17% for the three months ended June 30, 2007 and 38% year-to-date. The Trust's Canadian drilling operations were impacted by this downward trend; however, its focus on the deeper drilling market and long-term contracts did shelter operations from the full reduction experienced in the drilling market, allowing Trinidad to continue to exceed industry utilization by 17.6% for the quarter and 15.8% year-to-date. Growth in the Trust's drilling fleet from 57 rigs at June 30, 2006 to 64 rigs at June 30, 2007 provided an increased asset base slightly offsetting the impact that the reduced utilization rates had on operating days, however quarter-over-quarter and on a year-to-date basis these reductions were still prevalent. The

slower market conditions intensified competition across the industry as drilling contractors competed for less available work which triggered industry wide reductions in drilling day rates in order to secure contracts with oil and gas producers. The reduced day rates and declining activity levels adversely impacted revenue throughout the second quarter causing a reduction of 37.4% quarter-over-quarter, from $49.9 million in 2006 to $31.3 million in 2007, and on a year-to-date basis contributed to a 7.6% decline to $166.3 million.

Reduced day rates and increased labour costs year-over-year adversely impacted the margins in the Trust's Canadian drilling operations. Additionally, the reduced activity levels provided Trinidad with the opportunity to complete much of the repair and recertification work required on the drilling fleet, further increasing operating costs throughout the quarter. As a result, despite a reduction in operating expenses of $5.2 million quarter-over-quarter from $32.9 million in 2006 to $27.7 million in 2007 and a slight increase of 1.7% year-to-date to $98.1 million, gross margins declined as the reduction in revenue throughout the period was more prevalent.

United States Drilling Operations

(thousands except percent and operating data - Unaudited)	**Three months ended June 30,**			**Six months ended June 30,**		
	2007	2006	% Change	**2007**	2006	% Change
Revenue	**73,394**	38,848	88.9	**136,234**	69,864	95.0
Operating expense	**32,793**	17,019	92.7	**65,554**	29,950	118.9
Gross margin	**40,601**	21,829	86.0	**70,680**	39,914	77.1
Gross margin percentage	**55.3%**	56.2%	(1.6)	**51.9%**	57.1%	(9.1)
Operating days – drilling	**2,944**	1,603	83.7	**5,408**	3,050	77.3
Rate per drilling day (CDN $)	**24,927**	24,089	3.5	**25,191**	22,906	10.0
Utilization rate – drilling	**88%**	82%	7.3	**87%**	83%	4.8
Number of drilling rigs	**38**	22	72.7	**38**	22	72.7

The drilling operations in the United States continued to add strength and stability to the operations of the Trust throughout the period. The second quarter was uninterrupted by the spring break-up present in Canada, providing stability to the overall funds flow of the Trust and increasing revenue quarter-over-quarter. The continued execution of the Trust's rig construction program also resulted in the deployment of 16 drilling rigs since June 30, 2006, all backed by take-or-pay contracts producing significant growth in the overall operations of the US segment. Consequently, over fifty percent of the US drilling fleet is currently secured by take-or-pay contracts ensuring that the US operations continue to strengthen the Trust's financial position. Revenue quarter-over-quarter increased by 88.9% from $38.8 million in the second quarter of 2006 to $73.4 million in 2007. The growth in revenue was a result of higher utilization levels on a growing fleet which contributed to an increased number of operating days at relatively consistent day rates in comparison to the second quarter of 2006. Year-to-date revenue increased $66.4 million from $69.9 million in 2006 to $136.2 million in 2007 due to more rigs committed under take-or-pay contracts operating year-over-year. Growth of the US drilling operations has been instrumental in achieving stability of the Trust's funds flow throughout the year and increasing the capability of the Trust to meet the needs of oil and gas producers on a more comprehensive basis.

Operating expenses grew as a result of the overall growth in revenue throughout the quarter from $17.0 million in 2006 to $32.8 million in 2007; however, overall margins declined from 56.2% to 55.3%. An increase in year-to-date operating expenses also produced declining margins from 57.1% in 2006 to 51.9% in 2007. These declining margins resulted from additional rigs being deployed throughout the year and the associated incremental costs incurred to prepare them for the field as well as additional training costs for the crews required once the rigs were fully operational. As the number of new rigs being deployed declines and the rig construction program is completed, margin levels should increase to levels comparable with 2006.

Construction Operations

(thousands except percent data - Unaudited)	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Revenue (1)	**26,585**	40,591	(34.5)	**57,193**	44,895	27.4
Operating expense (1)	**24,310**	36,428	(33.3)	**53,733**	40,749	31.9
Gross margin	**2,275**	4,163	(45.4)	**3,460**	4,146	(16.5)
Gross margin percentage	**8.6%**	10.3%	(16.5)	**6.0%**	9.2%	(34.8)

(1) Includes inter-segment revenue and operating expenses of $15.7 million and $24.8 million for the three months ended June 30, 2007 and 2006, respectively and $38.1 million and $27.3 million for the six months ended June 30, 2007 and 2006, respectively.

On March 16, 2006 the Trust acquired Mastco Derrick Service to facilitate the construction of the 10 rigs committed by the Canadian drilling operations under the take-or-pay contracts, which enhanced control over the timing and construction of these rigs. This allowed the Trust to ensure that customer demands were being met and that the Canadian drilling operations were fulfilling their obligations under the contract. Throughout 2006 and the first half of 2007, Mastco concentrated its operations on completing this rig construction program and supported the deployment of nine Canadian rigs, of which four were released in 2007. Additionally, as the construction program has neared completion much of Mastco's capacity has continued to be utilized for the completion of inter-segment recertification and repair work. This focus on supporting the Trust's drilling operations resulted in Mastco recognizing inter-segment revenue and operating expenses of $38.1 million and $27.3 million for the six months ended June 30, 2007 and 2006, respectively and second quarter revenue and operating expenses of $15.7 million for 2007 and $24.8 million for 2006.

Furthermore, additional capacity in Mastco's operations has been used on the completion of third party work identified both prior and subsequent to the acquisition. Additional revenue on third party work of $19.1 million for the six months ended June 30, 2007 generated margins of 18.1% in comparison to the prior year of $17.6 million at a 23.6% margin. Reduction in margin levels was a result of additional capacity becoming available due to slower activity levels resulting in lower margins being obtained on third party work.

GENERAL AND ADMINISTRATIVE EXPENSE

(thousands except percent data - Unaudited)	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
General and administrative expenses	**13,623**	14,752	(7.7)	**26,978**	26,228	2.9
% of revenue	**11.8%**	14.1%		**8.4%**	9.8%	

General and administrative expenses increased by 2.9% on a year-to-date basis; however, as a percentage of revenue, general and administrative expenses improved over the comparable period in 2006. Changes in the composition of the Trust's business through the acquisition of Mastco and expansion of the US operations increased overhead expenses throughout the 2006 fiscal year. Towards the end of the prior year, as resource requirements stabilized for the current operations, general and administrative expenses levelled accordingly. As the decrease in quarter-over-quarter expenses shows, the Trust is currently experiencing the benefits of internal changes that took place in early 2006 and continues to focus on maintaining conservative expenditure levels to ensure accretive growth for unitholders by creating internal efficiencies, centralizing certain required functions and integrating its management team.

INTEREST

	Three months ended June 30,			Six months ended June 30,		
(thousands - Unaudited)	**2007**	2006	% Change	**2007**	2006	% Change
Interest	**9,535**	5,025	89.8	**18,110**	7,352	146.3

In April 2006, the Trust closed a new debt agreement which increased the principal available from $250.0 million to a debt facility with total Canadian dollar equivalent capacity of approximately $483.2 million. The debt facility encompasses both US and Canadian term and revolving facilities which bear interest at the LIBOR and Bankers Acceptance ("BA") rates, respectively, plus a spread. Effective June 18, 2007, Trinidad amended its current Canadian revolving credit facility to provide a temporary increase of $35.0 million, increasing the principal available from $250.0 million to $285.0 million. The overall facility has been utilized throughout the year to fund the execution of the Trust's commitment to

construct an additional 34 drilling rigs, of which 30 had been released by the end of the second quarter of 2007. Additionally, the Trust has funded approximately $50.6 million of the capital requirements on the remaining four rigs expected to be released in the third quarter of 2007, with $14.9 million of costs remaining until completion. Since June 30, 2006, the completion of 11 rigs under the construction program and three well servicing rigs has increased the Trust's long-term debt from $284.1 million at June 30, 2006 to $486.9 million at June 30, 2007 which subsequently increased interest expense quarter-over-quarter. Furthermore, until April 2006 the Trust paid interest at a fixed borrowing rate, further reducing the year-to-date interest expense for the prior year. With the inception of the new debt facility Trinidad is obligated to pay interest at a floating BA or LIBOR rate for both the Canadian and US facilities, respectively, increasing the Trust's overall exposure to fluctuations in the floating rate.

Effective July 5, 2007, the Trust fully repaid the $35.0 million temporary increase to the Canadian revolving facility, as well as a significant portion of the remaining outstanding balance with a portion of the proceeds from the issuance of $325.0 million convertible unsecured subordinated debentures. The debentures have a face value of $1,000 per Debenture, a coupon of 7.75%, a maturity date of July 31, 2012, and are convertible at any time prior to maturity or the date fixed for redemption at the option of the holder at a conversion price of $19.30, into trust units of the Trust. Fixed interest rates on the convertible debentures will reduce the Trusts' exposure to interest rate fluctuations and further enhance funds flow stability.

In order to mitigate the risk of fluctuations in floating interest rates Trinidad entered into an interest rate swap at the beginning of the third quarter of 2006 on 50% of the outstanding Canadian and US term facilities. The net settlement of the interest rate swaps increased interest expense for the quarter and on a year-to-date basis by $0.2 million and $0.5 million, respectively.

Furthermore, the Trust's adoption of CICA 3855 Financial Instruments – Recognition and Measurement, requires the amortization of transaction costs that were previously classified as amortization expense to be recorded as part of interest expense under the effective interest method. The application of this method resulted in a $0.3 million and $0.7 million increase in interest expense for the three and six months ended June 30, 2007, respectively.

UNIT BASED COMPENSATION

	Three months ended June 30,			Six months ended June 30,		
(thousands - Unaudited)	**2007**	2006	% Change	**2007**	2006	% Change
Unit based compensation	**671**	730	(8.1)	**1,446**	4,583	(68.4)

The Trust has established a Trust Unit Rights Incentive Plan to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust and uses the fair value method to calculate compensation expense associated with rights granted under the Plan. This compensation expense is recognized into earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. Unit based compensation for the six months ended June 30, 2007 decreased by $3.1 million from the comparable period in 2006 due to the granting of 2.3 million options in the first quarter of 2006 in comparison with 0.6 million options in 2007. Unit based compensation for the three months ended June 30, 2007 remained consistent with the comparable prior quarter, as no option grants took place in either the second quarter of 2006 or 2007.

FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended June 30,			Six months ended June 30,		
(thousands - Unaudited)	**2007**	2006	% Change	**2007**	2006	% Change
Foreign exchange loss	**5,603**	1,303	330.0	**6,889**	1,090	532.0

Foreign exchange loss increased significantly both quarter-over-quarter and year-to-date primarily due to unrealized losses in the Canadian entity on US denominated intercompany balances. These balances were minimal at the end of the prior quarter; however, the balance at the end of June 30, 2007 was significant primarily due to a large portion of the US rig construction program being funded through the Canadian debt facility. This increased the Trust's exposure to currency fluctuations from the comparative quarter in 2006 which, when coupled with the significant fluctuation in the Canadian/US currency rates, created a significant loss in the current period.

DEPRECIATION AND AMORTIZATION

	Three months ended June 30,			Six months ended June 30,		
(thousands - Unaudited)	**2007**	2006	% Change	**2007**	2006	% Change
Depreciation	**14,831**	9,375	58.2	**33,089**	22,156	49.3
Amortization	**-**	330	(100.0)	**-**	655	(100.0)
Loss on sale of assets	**163**	29	462.1	**207**	30	590.0

Depreciation increased 49.3% from $22.2 million to $33.1 million for the six months ended June 30, 2006 and 2007, respectively and increased 58.2% quarter-over-quarter. Changes in the composition of Trinidad's asset base through the current rig construction program have resulted in the addition of drilling rigs with increased drilling depth which has incrementally added to the capital cost of the Trust's asset base. The US division is the primary driver of the increase in depreciation expense since the capital base is largely comprised of new rigs built under the rig construction program. Rates per drilling day in the US division increased from $2,749 to $3,473 on a year-to-date basis and from $2,805 to $3,433 quarter-over-quarter as a result of 16 newly constructed US rigs since the end of the second quarter of 2006. Higher per day depreciation rates and a 77.3% increase in US drilling days from 3,050 as at June 30, 2006 to 5,408 at the end of June 30, 2007 substantially increased overall depreciation expense in the US division. Depreciation expense in the Canadian division remained relatively stable with an 18.4% year-to-date increase and 10.0% quarter-over-quarter increase in depreciation rates offset by a reduction in drilling days of 17.1% and 36.2% respectively.

Due to the adoption of CICA 3855, transaction costs that were previously classified as amortization expense are now recorded as part of interest expense under the effective interest method. The application of this method resulted in a $0.3 million and $0.7 million decrease in amortization for the three and six months ended June 30, 2007, respectively.

INCOME TAXES

	Three months ended June 30,			Six months ended June 30,		
(thousands - Unaudited)	**2007**	2006	% Change	**2007**	2006	% Change
Current tax expense (recovery)	**511**	(698)	173.2	**1,984**	(425)	566.8
Future tax expense (recovery)	**(3,117)**	(8,680)	64.1	**7,117**	5,202	36.8

Effective June 12, 2007, the Canadian government substantively enacted Bill C-52 which enacts among other measures, the October 31, 2006 proposals to impose a new "Distribution Tax" of 13% on distributions of publicly traded income trusts and limited partnerships (specified investment flow-through entities, or "SIFTs") plus the "provincial SIFT tax factor" of 13% and reduces the general corporate tax rate to 18.5% starting in 2011. Under Canadian GAAP, the SIFT legislation, now substantively enacted will trigger the recognition of future income tax assets and liabilities based on temporary differences expected to reverse after the date that the changes take effect. The Trust assessed the impact of the SIFT legislation and did not note any additional temporary differences that will reverse on or after 2011, hence there was no impact for the current quarter.

Year-to-date future income tax expense increased by 36.8% primarily due to exceptional earnings in the US division, offset by recoveries in the Canadian divisions. The Canadian drilling operations experienced a weaker second quarter in 2007 due to industry fundamentals and seasonality; hence, a future income tax recovery was recorded in the Canadian operations. Bill C-52 also contributed to the recovery, due to a slight reduction in the effective tax rate in accordance with the substantively enacted general rate reduction to 18.5% for 2011 and beyond. Furthermore, the construction segment recognized a future income tax recovery in the current period which was higher than that of the comparable period due to the additional four months of incremental earnings. In the current quarter, the Trust recognized a future income tax recovery of $3.1 million representing a 64.1% decrease from the recovery in the comparable quarter of 2006. The current quarter recovery was less than that of 2006 due to substantial decreases in the federal and provincial tax rates that were enacted in the second quarter of 2006.

On May 19, 2006, the Texas government implemented a significant change to Texas tax for all corporations. As a result, corporations including limited liability partnerships, which previously had limited exposure to Texas franchise tax, are now, effective January 1, 2007, subject to "Margins Tax". This new law results in the application of a 1% tax rate to the taxable margin of the US operations which resulted in the Trust recording $0.7 million to current income tax expense for the six month period ended June 30, 2007. In addition, current income tax expense increased due to current

federal and provincial tax of $1.3 million on the earnings of the pre-set and coring operations of the Trust due to taxable earnings surpassing the available cumulative cost allowance claim resulting in current tax expense in the current quarter.

NET EARNINGS AND FUNDS FLOW

(thousands except per unit data - Unaudited)	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Net earnings	**4,641**	20,812	(77.7)	**46,584**	60,796	(23.4)
Per unit (diluted)	**0.05**	0.24	(79.2)	**0.55**	0.72	(23.6)
Funds flow from operations	**23,353**	22,509	3.7	**93,163**	93,251	(0.1)
Per unit (diluted)	**0.27**	0.26	3.8	**1.09**	1.11	(1.8)

Net earnings experienced an overall decline of 77.7% quarter-over-quarter and 23.4% year-to-date. Year-to-date and quarterly earnings have been mainly influenced by the volatile Canadian drilling market. While overall revenues increased by 20.7% net earnings did not follow suit due to higher costs to operate in the Canadian industry and lower day rates which significantly reduced operating margins from June 30, 2006. Furthermore, the Trust took advantage of downtime in the current quarter to complete regular recertification and repairs and maintenance work on the Canadian rigs. This was offset by the pre-set and coring division which contributed positively to net earnings through higher revenue rates at stable operating costs. The US operations continued to stabilize net earnings by contributing largely to the increase in revenues and maintaining stable gross margins.

Higher gross margins on both a quarterly and year-to-date basis has been offset by an increase in interest expense due to higher borrowings on the Trust's debt facility used to fund the rig construction program. With the addition of these new rigs, the capital cost of the Trust's asset base has also increased resulting in higher per day depreciation rates and increased overall depreciation expense. Furthermore, fluctuations in the Canadian dollar since 2006 and the higher balance of US dollar denominated intercompany balances resulted in the Trust recognizing a significant unrealized foreign exchange loss in the second quarter of 2007. Higher future income tax expense associated with exceptional earnings in the US division contributed to the decline in earnings both on a year-to-date and quarterly basis.

Funds flow from operations before change in non-cash working capital remained relatively stable at $93.2 million year-to-date and increased slightly on a quarterly basis by $0.8 million. Stability was achieved through the strong results in the US operations where higher revenues in the US segment offset lower margins in the Canadian segment and increased interest expense on long-term debt. The Trust continues to follow an investment strategy designed to ensure accretive growth for unitholders, including the expansion into the US market as well as diversification of the Trust's asset base which enabled the Trust to maintain funds flow for the period despite the reduced market condition in the Canadian market.

LIQUIDITY AND CAPITAL RESOURCES *(thousands except percent data – Unaudited)*	**June 30, 2007**	December 31, 2006
Working capital	**62,786**	58,246
Current portion of long-term debt	**1,446**	3,232
Long-term debt	**485,430**	388,276
Total debt	**486,876**	391,508
Total debt as a percentage of assets	**37.8%**	31.4%
Net debt [1]	**422,644**	330,030
Net debt as a percentage of assets [1]	**32.8%**	26.5%
Total assets	**1,288,655**	1,245,633
Total long-term liabilities	**540,758**	434,065
Total long-term liabilities as a percentage of assets	**42.0%**	34.8%
Unitholders' equity	**662,203**	698,092
Total debt to unitholders' equity	**73.5%**	56.1%
Net debt to unitholders' equity [1]	**63.8%**	47.3%

(1) Readers are cautioned that net debt does not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers; however, the Trust does compute net debt on a consistent basis for each reporting period. Net debt refers to the Trust's long-term debt less its working capital position and is indicative of the Trust's overall indebtedness.

On January 16, 2007, the Trust announced an additional five rigs to be constructed under the customer backed rig construction program which significantly increased the Trust's committed capital in 2007. Furthermore, as these additional five rigs were not anticipated under the original debt facility negotiated in early 2006 Trinidad reached the limit of the facility in the second quarter of 2007. With the convertible debenture offering expected to close early in the third quarter, providing the Trust additional incremental capital, Trinidad amended its current Canadian Revolving Credit Facility (the "Revolver") to provide a temporary increase of $35.0 million, effective June 18, 2007. This temporary increase improved the Trust's ability to continue its expansion into the US market and increased the principal available from $250.0 million to $285.0 million. With this incremental borrowing capacity and internally generated funds flow Trinidad funded $152.3 million of capital expenditures for the six months ended June 30, 2007 of which $46.9 million was spent in the current quarter. These capital expenditures, primarily as a result of the rig construction program, increased long-term debt by $95.4 million from December 31, 2006 and by $13.7 million in the current quarter. As the rig construction program nears completion with the deployment of four Canadian drilling rigs, seven US drilling rigs and three well servicing rigs during the six months ended June 30, 2007 the Trust's capital requirements should decline moving forward. The remaining four US drilling rigs are expected to cost $65.5 million to fully complete and deploy in the third quarter of 2007 of which $50.6 million was spent as at June 30, 2007.

Subsequent to June 30, 2007, the Trust utilized $188.0 million of the proceeds from the issuance of the $325.0 million convertible unsecured subordinated debentures issued on July 5, 2007 to pay the outstanding balance of the $35.0 million temporary increase to the Canadian revolving facility, as well as a significant portion of the original Revolver. The debentures have a face value of $1,000 each, a coupon of 7.75%, a maturity date of July 31, 2012, and are convertible at any time prior to maturity or the date fixed for redemption at the option of the holder at a conversion price of $19.30, into trust units of the Trust. The fixed interest rate secured on the convertible debentures will enhance cash flow stability and unitholder value. In order to mitigate exposure to foreign currency rate fluctuations on the acquisition of Axxis the Trust entered into a forward contract to purchase US currency on June 29, 2007. As this contract was entered into on the last business day of the quarter the fair value of the hedge was nil and no gain or loss was recorded for the quarter.

Due to the adoption of CICA 3855, Financial Instruments – Recognition and Measurement, the increase in long-term debt was slightly offset by the reclassification of deferred financing costs to long-term debt. This resulted in the balance of long-term debt being offset by $4.6 million of deferred financing costs.

Working capital increased by 7.8% from $58.2 million at year-end to $62.8 million as at June 30, 2007. Accounts receivable and accounts payable decreased by 21.7% and 26.7%, respectively from December 31, 2006 as a result of a slower Canadian market reducing revenues and operating expenses. Cash and cash equivalents increased from $9.4 million to $17.1 million due to advances made on the current debt facility to fund the cash requirements of the current rig build program. Excess cash on hand throughout the quarter was invested in short-term money markets to minimize the cost of borrowing. Inventory also increased by $2.4 million due to spare equipment and parts purchased to facilitate construction and recertification programs. The current future income tax liability decreased by $3.5 million as current future income tax assets rose in the current quarter due to weaker earnings.

Unitholders' equity decreased $35.9 million from year-end primarily due to an increasingly favourable Canadian dollar creating a significant cumulative translation adjustment as at June 30, 2007. This factor was slightly offset by $1.7 million pertaining to the fair value of the Trust's interest rate swap hedge resulting in an overall decrease of $28.6 million in accumulated other comprehensive income. The Trust also distributed $57.6 million in distributions for the six months ended June 30, 2007, which was offset by $46.6 million in earnings and an increase in unitholders' capital due to the exercise of employee rights under the Trust Unit Rights Incentive Plan.

UNITHOLDERS' CAPITAL *(thousands – Unaudited)*	June 30, 2007	December 31, 2006
Unitholders' capital	**675,487**	669,584
Exchangeable shares	**2,477**	5,777

Unitholders' capital increased from the 2006 year-end by $5.9 million, with the conversion of 311,367 Series C exchangeable shares ($3.3 million) to 356,404 trust units and the exercise of 253,229 rights ($2.3 million) into trust units. Unitholders' capital on August 2, 2007 was $675.6 million (83,597,955 units).

DISTRIBUTIONS *(thousands except unit and per unit data – Unaudited)*	Three months ended June 30, 2007	2006	Six months ended June 30, 2007		2006	
Cash flow from operating activities	**28,549**	51,287	**74,062**		117,528	
Net change in non-cash operating working capital	**5,196**	28,778	**(22,101)**		24,277	
Funds flow before change in non-cash working capital	**23,353**	22,509	**96,163**	**100%**	93,251	100%
Distributions paid & declared	**(28,836)**	(26,836)	**(57,573)**	**60%**	(48,206)	52%
Funds retained for growth, debt reduction & future distribution	**(5,483)**	(4,327)	**38,590**	**40%**	45,045	48%
Funds flow before change in non-cash working capital per unit (basic) (1)	**0.28**	0.27	**1.15**		1.13	
Distributions paid & declared per unit	**(0.34)**	(0.32)	**(0.69)**		(0.59)	
Funds retained per unit	**(0.06)**	(0.05)	**0.46**		0.54	
Quarter ending annualized distribution per unit	**1.38**	1.38	**1.38**		1.38	

(1) Includes trust units to be issued upon conversion of exchangeable shares.

During the three and six months ended June 30, 2007, Trinidad distributed $28.8 million and $57.6 million, respectively to unitholders. Distributions per unit have remained stable from the comparative periods; however, increases in the number of units outstanding have resulted in an increase in distributions paid and declared by $2.0 million and $9.4 million for the three and six months ended June 30, 2007. Despite distribution reductions across the sector, the Trust has sustained annualized distributions per unit at $1.38 throughout the current period and maintained a conservative payout ratio of 60% for the six months ended June 30, 2007. The Trust has maintained stable funds flow through its significant presence in the US which has been uninterrupted by seasonality or fluctuations in commodity prices. Low industry fundamentals in conjunction with spring break-up have resulted in an 8% increase in the payout ratio in comparison to the six months ended June 30, 2006; however, this will improve as the Canadian segment enters a stronger third and fourth quarter and the US segment capitalizes on additional rig deployments. The Trust manages its distributions based on a payout ratio goal of up to 75%, and the remainder is retained for future growth opportunities, debt repayment, or incremental distributions to unitholders.

SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased

number of operating days throughout the year will allow the Trust to better manage its business with more sustainable funds flow throughout the annual cycle.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires that certain estimates and judgements be made with regard to the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Trust's operating environment changes.

Depreciation

The accounting estimate that has the greatest impact on the Trust's financial results is depreciation. Depreciation of the Trust's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, impacting the operation of the Trust's capital assets.

Unit based compensation

Compensation expense associated with rights at grant date are estimates based on various assumptions such as volatility, annual distribution yield, risk free interest rate and expected life using the Black-Scholes methodology to produce an estimate of the fair value of such compensation.

Allowance for doubtful accounts receivable

The Trust performs credit evaluations of its customers and grants credit based on past payment history, financial conditions and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based on specific situations and overall industry conditions. The Trust's history of bad debt losses has been minimal and generally limited to specific customer circumstances; however, given the cyclical nature of the oil and gas industry, the credit risks can change suddenly and without notice.

Goodwill

In accordance with Canadian Generally Accepted Accounting Principles, the Trust performs an annual goodwill impairment test each fiscal year. This test was performed based on current industry factors and no goodwill impairment exists.

Fair value of interest rate swaps

The fair value of the interest rate swaps are estimated based on future projected interest rates and adjusted on a quarterly basis for monthly settlements and changes in projections. The Trust receives the valuation from the contract counterparty on a quarterly basis and records the associated change in fair value at each reporting period.

CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Trust adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"), as described further in note 1 of the Notes to the Consolidated Financial Statements.

Section 1530, Comprehensive Income

Section 1530 introduces a new Statement of Comprehensive Income, which reflects changes in the fair value of financial instruments designated as cash flow hedges, to the extent that they are effective, and changes in the foreign currency translation of self-sustaining subsidiaries of the Trust. These cumulative changes are reflected in equity as part of accumulated other comprehensive income and the Trust's Consolidated Financial Statements now include a Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Income ("AOCI").

Previously, the accumulated gains and losses arising from translation of $0.8 million were deferred and included in the foreign currency translation adjustment as part of unitholders' equity. In accordance with the transitional provisions, this prior year balance was reclassified into AOCI. In addition, the foreign currency translation adjustment for the three and six months ended June 30, 2007 of $23.9 million and $26.7 million, respectively, has been recognized into OCI.

Section 3855, Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial instruments, including financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value upon initial recognition of the transaction and measurement in subsequent periods is dependant on whether the instrument is classified as "held-for-trading", "available-for-sale", or "held-to-maturity" based on the standard. Financial instruments classified as "held-for-trading" are subsequently re-valued to fair market value with changes in the fair value being recognized into earnings; financial instruments classified as "available-for-sale" are subsequently re-valued to fair market value with changes in the fair value being recognized to OCI and financial instruments designated as "held-to-maturity" are valued at amortized cost using the effective interest method of amortization.

Upon initial adoption of the financial instrument standard, long-term debt is recognized at fair value net of transaction costs directly attributable to the issuance of the debt. Accordingly, at January 1, 2007, previously deferred costs of $5.7 million that were separately presented as a component of other assets on the Consolidated Balance Sheet and amortized into income using the straight-line method over the life of the debt were reclassified to long-term debt. The cost capitalized as a portion of long-term debt will be amortized using the effective interest method. The change in amortization methodology was immaterial for adjustment to opening retained earnings and the reclassification of transactions costs resulted in a net decrease in other assets and long-term debt by $4.9 million.

Section 3865, Hedges

Section 3865 establishes how hedge accounting may be applied. For cash flow hedges the fair value of the hedged instrument is recognized on the balance sheet and changes in the fair value, to the extent that the hedge is effective, are recognized into OCI and any ineffectiveness is recognized into income in the period. In accordance with transitional provisions, the cumulative prior period effect of $5.6 million has been recognized into OCI without restatement of prior period amounts, net of $1.9 million to reflect the future income tax asset that would have arisen in the prior year in accordance with the new standards.

There are no other material impacts on the Consolidated Financial Statements for the adoption of these new standards.

DISCLOSURE CONTROLS & PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by the Trust is recorded, processed, summarized and reported to senior management, including the CEO and CFO, in an appropriate manner to allow timely decisions regarding required disclosure as defined under Multilateral Instrument 52-109, Certification of Disclosures in Annual and Interim Filings.

The Trust has evaluated the effectiveness of the design and operation of disclosure controls and procedures, under the supervision of the CEO and the CFO. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The Trust is currently completing an assessment of the business process controls of Mastco, which was acquired on March 16, 2006, and has not concluded on the design effectiveness as at June 30, 2007. As a result, the Trust has relied on management review to assess the accuracy of the financial statements at the reporting date.

OUTLOOK

The Trust has effectively minimized the impact of the currently lower activity levels in the Canadian market through strategic activity in the US marketplace. Prior acquisitions of US drillings rigs in conjunction with the deployment of 18 US based rigs under the rig construction program has resulted in exceptional results with utilization rates ranging from 82% to 100% since the deployment of the first US based rig in 2005. Activity in this market is expected to remain stable as the US drilling industry is not affected by seasonal conditions and has been less impacted by fluctuations in commodity prices. All rigs deployed in the US under the rig construction program are secured by long-term take-or-pay contracts, further reinforcing the Trust's strong market position. Future cash flows will be further enhanced with the deployment of four remaining US drilling rigs in the third quarter of 2007.

Effective July 5, 2007, the Trust closed the acquisition of the assets from certain US based corporations, collectively defined as "Axxis". The assets acquired include four land based drilling rigs and one barge drilling rig, together with related inventory, crew boats and spare parts. Trinidad will also assume the remaining construction commitments of a second barge drilling rig currently under construction and will also operate an additional three barge rigs under Bare-Boat Charter agreements. All barge and drilling rigs acquired are secured under long-term contracts with strong day rates. This acquisition has added a fleet of recently built high quality assets, an experienced management team and an opportunity to further diversify the services of the Trust into a lucrative niche market. Unlike jack-up rigs that operate in the deeper waters of the Gulf of Mexico, the barge rigs acquired from Axxis are tailored to shallower waters which is more cost effective for the operators and less impacted by the poor weather conditions experienced in the Gulf of Mexico in recent years. The barge drilling market is an expanding niche market with opportunities for growth both in the United States and other international regions. The combination of Trinidad's technology construction expertise and the experienced management of Axxis will allow this division to grow and add value for investors.

With the current rig construction program nearing completion, the Trust's rig fleet is equipped with modern, high quality, deeper drilling rigs. In conjunction with competitive day rates and high quality equipment, the Trust has managed to secure long-term take-or-pay contracts on all of the rigs committed under the construction program. The outlook for the Canadian industry is expected to recover with improving fundamentals in the latter half of 2007. While the CAODC is projecting 16,339 well completions in 2007, representing a significant decline from 2006, the majority of the anticipated decline is focused on shallow gas and coal bed methane. Approximately 80% of Trinidad's drilling rigs, including the current rig construction program, are tailored to the medium and deeper drilling market with depths in excess of 2,000 metres. These factors have allowed the Trust to successfully mitigate decreasing industry fundamentals resulting in utilization levels that surpass the Canadian industry average by 17.6%. The Trust has also mitigated pricing uncertainty by securing fixed day rates within the take-or-pay contracts.

We are focused on continuing to add to our distribution capabilities by accretively growing our business and focusing on being the market leader. All future capital investments will continue to be evaluated based on return on capital with a focus on low risk operating environments.

Trinidad Energy Services Income Trust is a growth-oriented oil and natural gas services provider based in Calgary, Alberta. Focusing on deeper drilling, modern rig fleets, in-house design and technology-based advancement, Trinidad has positioned itself as a premium service provider. Trinidad's growth is driven by chasing and capturing new horizons – advancing technologies, offering new services, entering new markets and performing strategic acquisitions. With the completion of the current rig construction programs and the acquisition of Axxis, the Trust will have 110 drilling rigs ranging in depths from 1,000 – 6,500 metres and two barge drilling rigs. In addition to its drilling rigs, Trinidad has 20 service rigs that have been completely retrofitted or are new within the past five years and 20 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

"signed" Michael E. Heier

Chairman of the Board
Chief Executive Officer

"signed" Brent J. Conway

Chief Financial Officer

For further information please contact:

Michael Heier, Chairman & Chief Executive Officer or Brent Conway, Chief Financial Officer at:
Phone: (403) 265-6525 Fax: (403) 265-4168
E-mail: mbentley@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

CONSOLIDATED BALANCE SHEETS

(thousands - Unaudited)

	June 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	17,104	9,413
Accounts receivable	118,952	151,990
Inventory	9,829	7,451
Prepaid expenses	2,595	2,868
	148,480	171,722
Deposit on capital assets	4,264	42,172
Capital assets	1,014,418	903,111
Goodwill	121,215	123,483
Other long-term assets	278	5,145
	1,288,655	1,245,633
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	64,540	88,083
Accrued trust distributions	9,613	9,543
Current portion of deferred revenue	9,269	9,090
Current portion of long-term debt	1,446	3,232
Current portion of fair value of interest rate swap (note 1 and 7)	826	-
Future income taxes	-	3,528
	85,694	113,476
Deferred revenue	7,181	7,070
Long-term debt (note 1, 7 and 8)	485,430	388,276
Fair value of interest rate swaps (note 1 and 7)	1,871	-
Future income taxes	46,276	38,719
	626,452	547,541
Unitholders' equity		
Unitholders' capital (note 4)	675,487	669,584
Exchangeable shares (note 5)	2,477	5,777
Contributed surplus (note 4)	12,867	11,722
Accumulated other comprehensive income (note 1)	(29,398)	(750)
Accumulated trust distributions	(247,557)	(189,984)
Accumulated earnings	248,327	201,743
	662,203	698,092
	1,288,655	1,245,633

(See Notes to the Consolidated Financial Statements)

Commitments (note 9)

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

(thousands except unit and per unit data – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Revenue				
Oilfield services	**115,215**	103,238	**321,148**	266,117
Other	**279**	1,309	**557**	1,367
	115,494	104,547	**321,705**	267,484
Expenses				
Operating	**69,033**	61,569	**179,301**	139,817
General and administrative	**13,623**	14,752	**26,978**	26,228
Interest	**9,535**	5,025	**18,110**	7,352
Unit based compensation	**671**	730	**1,446**	4,583
Foreign exchange loss	**5,603**	1,303	**6,889**	1,090
Depreciation and amortization	**14,831**	9,705	**33,089**	22,811
Loss on sale of assets	**163**	29	**207**	30
	113,459	93,113	**266,020**	201,911
Earnings before income taxes	**2,035**	11,434	**55,685**	65,573
Income taxes				
Current tax expense (recovery)	**511**	(698)	**1,984**	(425)
Future tax expense (recovery)	**(3,117)**	(8,680)	**7,117**	5,202
	(2,606)	(9,378)	**9,101**	4,777
Net earnings	**4,641**	20,812	**46,584**	60,796
Accumulated earnings – beginning of period	**243,686**	118,400	**201,743**	78,416
Accumulated earnings – end of period	**248,327**	139,212	**248,327**	139,212
Earnings per unit				
Basic	**0.06**	0.25	**0.56**	0.74
Diluted	**0.05**	0.24	**0.55**	0.72
Weighted average number of trust units				
Basic	**83,947,198**	84,236,661	**83,872,182**	82,403,159
Diluted	**85,711,891**	86,167,652	**85,294,628**	84,358,949

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(thousands – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Net earnings	**4,641**	20,812	**46,584**	60,796
Other comprehensive income				
Change in fair value of derivatives designated as cash flow hedges, net of income tax	**1,678**	-	**1,738**	-
Foreign currency translation adjustment	**(23,948)**	(12,020)	**(26,686)**	(12,996)
Total other comprehensive income (loss)	**(22,270)**	(12,020)	**(24,948)**	(12,996)
Comprehensive income (loss)	**(17,629)**	8,792	**21,636**	47,800

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME
(thousands – Unaudited)

	June 30, 2007	June 30, 2006
Accumulated other comprehensive income (loss) - beginning of year	**(750)**	-
Adjust opening balance due to adoption of new accounting policies	**(3,700)**	-
Other comprehensive income (loss) during the period	**(24,948)**	(12,996)
Accumulated other comprehensive income (loss) - end of period	**(29,398)**	(12,996)

(See Notes to the Consolidated Financial Statements)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands – Unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Cash provided by (used in)				
Operating activities				
Net earnings for the period	**4,641**	20,812	**46,584**	60,796
Items not affecting cash				
Depreciation and amortization	**14,831**	9,705	**33,089**	22,811
Loss on sale of assets	**163**	29	**207**	30
Unit based compensation	**671**	730	**1,446**	4,583
Future income taxes (recovery)	**(3,117)**	(8,680)	**7,117**	5,202
Effective interest on financing costs (note 7)	**403**	-	**752**	-
Unrealized foreign exchange loss (gain)	**5,761**	(87)	**6,968**	(171)
Funds flow from operations before change in non-cash working capital	**23,353**	22,509	**96,163**	93,251
Net change in non-cash operating working capital	**5,196**	28,778	**(22,101)**	24,277
	28,549	51,287	**74,062**	117,528
Investing activities				
(Increase) decrease in deposits on capital assets	**8,794**	(20,098)	**36,964**	(28,013)
Acquisition of Mastco Derrick Service Ltd. (note 3)	**-**	(1,160)	**-**	(38,240)
Purchase of capital assets	**(55,701)**	(80,995)	**(189,255)**	(134,528)
Proceeds from dispositions	**286**	611	**489**	1,006
Change in non-cash working capital item – accounts payable and accrued liabilities	**26,397**	10,182	**31,294**	(1,293)
	(20,224)	(91,460)	**(120,508)**	(201,068)
Financing activities				
Decrease in line of credit	**-**	(25,000)	**-**	-
Increase in long-term debt – net	**26,229**	153,660	**112,295**	178,666
Net proceeds from unit issues (note 4)	**1,109**	3,928	**2,302**	6,197
Increase (decrease) in deferred revenue	**(3,216)**	-	**1,501**	-
Trust unit distribution	**(28,836)**	(26,836)	**(57,573)**	(48,206)
Debt financing costs	**(600)**	(5,032)	**(600)**	(5,093)
Change in non-cash working capital item – accrued distributions	**21**	1,750	**70**	2,817
	(5,293)	102,470	**57,995**	134,381
Cash flow from operating, investing and financing activities	**3,032**	62,297	**11,549**	50,841
Effect of translation on foreign currency cash	**(2,735)**	(772)	**(3,858)**	(720)
Increase in cash for the period	**297**	61,525	**7,691**	50,121
Cash - beginning of period	**16,807**	345	**9,413**	11,749
Cash - end of period	**17,104**	61,870	**17,104**	61,870
Interest paid	**9,192**	3,764	**16,918**	5,873
Taxes paid	**61**	1,028	**147**	2,629

(See Notes to the Consolidated Financial Statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. ACCOUNTING POLICIES AND ESTIMATES

These consolidated interim financial statements are prepared by management, in accordance with Canadian Generally Accepted Accounting Principles, and follow the same accounting policies and methods as the audited consolidated financial statements for the year ended December 31, 2006, except as noted below, and therefore do not contain all of the disclosures required for the annual financial statements. As a result, the unaudited consolidated interim financial statements should be read in conjunction with the consolidated financial statements contained in the annual report for the year ended December 31, 2006.

Financial Instruments and Hedge Accounting

Effective January 1, 2007, the Trust adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Section 1530, *Comprehensive Income*, introduces a new Statement of Comprehensive Income, which reflects changes in the fair value of financial instruments designated as cash flow hedges, to the extent that they are effective, and changes in the foreign currency translation of self-sustaining subsidiaries of the Trust. These cumulative changes are reflected in equity as part of accumulated other comprehensive income and the Trust's Consolidated Financial Statements now include a Consolidated Statement of Comprehensive Income and Consolidated Statement of Accumulated Other Comprehensive Income ("AOCI").

Section 3855, *Financial Instruments – Recognition and Measurement*, establishes standards for recognizing and measuring financial instruments, including financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value upon initial recognition of the transaction and measurement in subsequent periods is dependant on whether the instrument is classified as "held-for-trading", "available-for-sale", or "held-to-maturity" based on the standard.

Financial instruments classified as "held-for-trading" are subsequently re-valued to fair market value with changes in the fair value being recognized into earnings; financial instruments classified as "available-for-sale" are subsequently re-valued to fair market value with changes in the fair value being recognized to other comprehensive income ("OCI") and financial instruments designated as "held-to-maturity" are valued at amortized cost using the effective interest method of amortization.

Section 3865, *Hedges*, establishes how hedge accounting may be applied. For cash flow hedges any change in the fair value of a financial instrument designated as a cash flow hedge is recognized into income in the same period as the hedged item. Any fair value change in the financial instrument is recognized on the balance sheet and changes in the fair value, to the extent that the hedge is effective, are recognized into OCI and any ineffectiveness is recognized into income in the period.

Translation of self-sustaining foreign operations

As a result of adopting CICA Section 1530, a new Consolidated Statement of Comprehensive Income forms part of the Trust's consolidated financial statements. Gains and losses resulting from the translation of the assets and liabilities of the Trust's self-sustaining foreign operations into Canadian dollars are included in the Consolidated Statement of Comprehensive Income as a separate component of OCI. Previously, the accumulated gains and losses arising from translation of $0.8 million were deferred and included in the foreign currency translation adjustment as part of unitholders' equity. In accordance with the transitional provisions, this prior year balance was reclassified into AOCI. In addition, the foreign currency translation adjustment for the three and six months ended June 30, 2007 of $23.9 million and $26.7 million, respectively, has been recognized into OCI.

Cash flow hedge

The application of hedge accounting to the Trust's interest rate swaps and forward foreign exchange contract has resulted in the designation of cash flow hedges whereby gains and losses resulting from changes in the fair value of the hedge are included in the Consolidated Statement of Comprehensive Income, to the extent that the hedge is effective. In accordance with transitional provisions, the cumulative prior period effect of $5.6 million pertaining to the interest rate swaps has been recognized into OCI without restatement of prior period amounts, net of $1.9 million to reflect the future income tax asset that would have arisen in the prior year in accordance with the new standards. The forward foreign exchange contract was entered into in the current quarter; hence, there is no impact on prior year figures.

Long-term debt

Upon initial adoption of the financial instrument standard, long-term debt is recognized at fair value net of transaction costs directly attributable to the issuance of the debt. Accordingly, at January 1, 2007, previously deferred costs of $5.7 million that were separately presented as a component of other assets on the Consolidated Balance Sheet and amortized into income using the straight-line method over the life of the debt were reclassified to long-term debt. The cost capitalized as a portion of long-term debt will be amortized using the effective interest method. The change in amortization methodology was immaterial for restatement and the reclassification of transaction costs resulted in a net decrease in other assets and long-term debt by $4.9 million.

There are no other material impacts on the Consolidated Financial Statements for the adoption of these new standards.

2. SEASONALITY

The Trust operates the majority of its fleet in Western Canada and therefore operations are heavily dependent upon the seasons. The winter season, which incorporates the first quarter, is a busy period as oil and gas companies take advantage of frozen conditions to move drilling rigs into regions which might otherwise be inaccessible to heavy equipment due to swampy conditions. The second quarter normally encompasses a slow period referred to as spring break-up. During this period melting conditions result in temporary municipal road bans that effectively prohibit the movement of drilling rigs. The third and fourth quarters are usually representative of average activity levels.

The Trust's expansion to the US market has reduced its overall exposure to the seasonal factors that are present in its Canadian operations. These seasonal conditions typically limit Canadian drilling activity, whereas in the United States operators can work throughout the year. This increased number of operating days throughout the year will allow the Trust to better manage its business with more sustainable cash flows throughout the annual cycle.

3. ACQUISITION

Amalgamation of Mastco Derrick Service Ltd.

Effective March 16, 2006, the Trust amalgamated one of its wholly-owned subsidiaries with Mastco Derrick Service Ltd. ("Mastco") for consideration of $62.4 million, less outstanding debts adjusted for net working capital. Mastco's purchase price was subject to a working capital adjustment which has been finalized as of March 31, 2007. The acquisition was funded through internal funds flow of $14.7 million and the issuance of 1,494,557 trust units with a value of $24.7 million.

The consideration paid for this acquisition has been allocated under the purchase method as follows:

(thousands)	2006
Purchase price allocated as follows:	
Working capital, net	**(22,943)**
Other assets	**329**
Goodwill	**42,837**
Capital assets	**17,148**
Future income taxes	**2,018**
	39,389
Financed as follows:	
Trust units	**24,720**
Cash, net of working capital adjustment	**14,669**
	39,389

Goodwill from this acquisition is not tax deductible.

4. UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

a) Unitholders' capital

Authorized
Unlimited number of trust units, voting, participating

(thousands except unit data)	**June 30, 2007**		December 31, 2006	
	Number of Units	**Amount $**	Number of Units	Amount $
Unitholders' capital – opening balance	**82,981,952**	**669,584**	78,909,976	621,972
Trust units issued on acquisitions	-	-	1,494,557	24,720
Trust units issued on conversion of exchangeable shares	**356,404**	**3,300**	1,505,630	13,825
Trust units issued on exercise of options and rights	**253,229**	**2,302**	1,138,289	8,272
Trust units repurchased under normal course issuer bid	-	-	(66,500)	(537)
Contributed surplus transferred on exercised options and rights	-	**301**	-	1,332
Unitholders' capital – ending balance	**83,591,585**	**675,487**	82,981,952	669,584

b) Contributed surplus

(thousands)	**June 30, 2007**	December 31, 2006
Contributed surplus – opening balance	**11,722**	5,949
Unit based compensation expense	**1,446**	7,105
Contributed surplus transferred on exercise of rights	**(301)**	(1,332)
Contributed surplus – ending balance	**12,867**	11,722

5. EXCHANGEABLE SHARES

A subsidiary of the Trust has issued the following exchangeable shares:

(thousands except unit data)	June 30, 2007		December 31, 2006	
	Number of Shares	Amount $	Number of Shares	Amount $
Exchangeable shares – opening balance	**611,966**	**5,777**	2,007,883	19,602
Exchangeable shares exchanged, Initial Series	**-**	**-**	(347,100)	(2,707)
Exchangeable shares exchanged, Series C	**(311,367)**	**(3,300)**	(1,048,817)	(11,118)
Exchangeable shares – ending balance	**300,599**	**2,477**	611,966	5,777

The exchange ratio for the 253,430 initial series exchangeable shares is 1.28707 at June 30, 2007 and the trust units issuable upon conversion are 326,182. The exchange ratio for the 47,169 Series C exchangeable shares is 1.17578 at June 30, 2007 and the trust units issuable upon conversion are 55,460.

6. UNIT OPTION AND RIGHTS PLAN

Trust Unit Rights Incentive Plan

On May 2, 2003, the Trust established the Trust Unit Rights Incentive Plan to assist directors, officers, employees and consultants of the Trust and its affiliates to participate in the growth and development of the Trust. The following table sets out unit options that are outstanding under the Trust Unit Rights Incentive Plan:

	June 30, 2007		December 31, 2006	
	Number of Rights	Weighted Average Exercise Price ($)	Number of Rights	Weighted Average Exercise Price ($)
Outstanding – opening balance	**8,246,839**	**12.43**	5,746,326	9.64
Granted during the period	**63,486**	**13.44**	3,890,818	15.13
Exercised during the period	**(253,229)**	**9.09**	(1,118,437)	7.36
Forfeited during the period	**(21,178)**	**13.62**	(271,868)	13.09
Outstanding – ending balance	**8,035,918**	**12.54**	8,246,839	12.43

The Trust uses the Black–Scholes option-pricing model to determine the estimated fair value of the unit rights issued subsequent to January 1, 2003. The per unit weighted average fair value of stock options granted during the period ended June 30, 2007 was $1.49 (2006 - $2.66).

7. FINANCIAL INSTRUMENTS

Interest rate swap

The Trust entered into cash flow hedges using interest rate swap arrangements to hedge the floating rate interest on fifty percent of the outstanding balance of the US and Canadian term debt facilities. These contracts have been recorded at their fair value on the Trust's consolidated financial statements. The Trust recorded a gain of $1.7 million in OCI for the three and six months ended June 30, 2007 due to the change in fair value of the cash flow hedge. The Trust has assessed 100% hedge effectiveness; hence the entire change in fair value has been recorded in OCI.

Debt financing costs

The carrying value of long-term debt has been adjusted in accordance with CICA Section 3855 on financial instruments. Debt issuance costs which were previously classified as a component of other assets have been reclassified to long-term debt. The Trust recorded interest expense of $0.5 million and $0.8 million for the three and six months ended June 30, 2007 under the effective interest method.

Foreign exchange forward contract

On June 29, 2007 the Trust entered into a forward contract to purchase US currency to fund the acquisition of the assets of Drilling Productivity Realized, L.L.C., P.C. Axxis, L.L.C., DPR International, L.L.C. and DPR Rentals, L.L.C. (collectively, "Axxis") – see note 11. This future commitment of $111.2 million USD exposed the Trust to foreign currency risk which was mitigated by a forward contract to purchase US currency at a rate of 1.0631 on the date of closing. The Trust has designated the contract as a cash flow hedge and has assessed 100% effectiveness as at June 30, 2007. The contract was entered into on the last business day of the reporting period; hence the fair value of the contract is nil and no gain or loss has been recorded in the current quarter.

8. LONG-TERM DEBT

Effective June 18, 2007, Trinidad amended its current Canadian Revolving Credit Facility (the "First Amending Agreement") to provide a temporary increase of $35.0 million, increasing the principal available from $250.0 million to $285.0 million. This increase was underwritten by GE Energy Financial Services, as agent for the Credit Facilities and is subject to similar terms and conditions as the original Revolving Credit Facility. This increase was made available to the Trust for six months subsequent to the execution of the First Amending Agreement and any repayments will be first applied to the $35.0 million increase prior to any other reductions in the original Revolving Credit Facility.

This temporary increase was fully repaid and retired on July 5, 2007 with a portion of the proceeds from the issuance of the convertible unsecured subordinated debentures issued on this same date (see note 11).

9. COMMITMENTS

Trinidad has continued to focus on the expansion of its existing drilling fleet through its commitment to construct 34 new diesel electric drilling rigs which will be deployed in both Canada and the US. This construction program has enabled the Trust to actively pursue growth opportunities in the market and provide accretive growth to its unitholders. All of the rigs are backed by take-or-pay contracts which provide for committed drilling days and drilling rates over the next three to five years. Furthermore, the costs of construction on seven of these rigs have been partially financed through customer contributions, to be returned in equal payments over the term of the take-or-pay contract commencing upon the delivery of each rig. As of June 30, 2007, 30 of these rigs were completed, with the remaining scheduled to be completed and deployed in the third quarter of 2007. Total capital costs of construction are expected to be $65.5 million for the four rigs remaining, of which $50.6 million was paid as of June 30, 2007.

10. SEGMENTED INFORMATION

The acquisition of Cheyenne Drilling in 2005 and the current rig construction program have diversified the Trust's operations from its primary geographic focus in Western Canada to include locations in the United States, including the Rocky Mountain region, Mid Continent region, and the Texas and Oklahoma regions. These factors have added additional rigs of varying depths and capabilities to the current drilling fleet operating in the Canadian market complementing the current drilling operations. Despite the similarities in the assets acquired, the increased management depth in the United States and the varying conditions between the Canadian and United States market have resulted in management evaluating the Trust's drilling operations performance on a geographically segmented basis. In addition, the acquisition of Mastco further broadened the operations of the Trust to include the capability to design, manufacture, sell and refurbish drilling rigs, and related equipment. The unique characteristics of this subsidiary from the Trust's core drilling operations have resulted in management's separate evaluation of its results. Transactions between the segments are recorded at cost and have been eliminated upon consolidation.

Three months ended June 30, 2007 *(thousands)*	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	31,250	73,394	26,585	(15,735)	**115,494**
Operating expense	27,665	32,793	24,310	(15,735)	**69,033**
Gross margin	3,585	40,601	2,275	-	**46,461**
Interest	6,214	3,322	(1)	-	**9,535**
Depreciation and amortization	4,562	10,109	160	-	**14,831**
Loss on sale of assets	163	-	-	-	**163**
Income before corporate items	(7,354)	27,170	2,116	-	**21,932**
General and administrative					**13,623**
Unit based compensation					**671**
Foreign exchange loss					**5,603**
Income taxes					**(2,606)**
Net earnings					**4,641**
Capital expenditures (including acquisitions and deposits)	29,780	16,401	726	-	**46,907**

Three months ended June 30, 2006 *(thousands)*	**Canadian Drilling Operations**	**United States Drilling Operations**	**Construction Operations**	**Inter-segment Eliminations**	**Total**
Revenue	49,885	38,848	40,591	(24,777)	**104,547**
Operating expense	32,899	17,019	36,428	(24,777)	**61,569**
Gross margin	16,986	21,829	4,163	-	**42,978**
Interest	2,572	2,319	134	-	**5,025**
Depreciation and amortization	5,071	4,496	138	-	**9,705**
(Gain) loss on sale of assets	38	(9)	-	-	**29**
Income before corporate items	9,305	15,023	3,891	-	**28,219**
General and administrative					**14,752**
Unit based compensation					**730**
Foreign exchange loss					**1,303**
Income taxes					**(9,378)**
Net earnings					**20,812**
Capital expenditures (including acquisitions and deposits)	38,463	63,464	48	-	**101,975**

Six months ended June 30, 2007 *(thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	166,335	136,234	57,193	(38,057)	**321,705**
Operating expense	98,071	65,554	53,733	(38,057)	**179,301**
Gross margin	68,264	70,680	3,460	-	**142,404**
Interest	11,508	6,576	26	-	**18,110**
Depreciation and amortization	13,994	18,784	311	-	**33,089**
Loss on sale of assets	177	30	-	-	**207**
Income before corporate items	42,585	45,290	3,123	-	**90,998**
General and administrative					**26,978**
Unit based compensation					**1,446**
Foreign exchange loss					**6,889**
Income taxes					**9,101**
Net earnings					**46,584**
Capital expenditures (including acquisitions and deposits)	60,378	91,871	42	-	**152,291**

Six months ended June 30, 2006 *(thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Revenue	180,017	69,864	44,895	(27,292)	**267,484**
Operating expense	96,410	29,950	40,749	(27,292)	**139,817**
Gross margin	83,607	39,914	4,146	-	**127,667**
Interest	4,894	2,320	138	-	**7,352**
Depreciation and amortization	14,263	8,384	164	-	**22,811**
(Gain) loss on sale of assets	48	(18)	-	-	**30**
Income before corporate items	64,402	29,228	3,844	-	**97,474**
General and administrative					**26,228**
Unit based compensation					**4,583**
Foreign exchange loss					**1,090**
Income taxes					**4,777**
Net earnings					**60,796**
Capital expenditures (including acquisitions and deposits)	136,921	88,532	48	-	**225,501**

As at June 30, 2007 *(thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Total assets	719,616	564,348	4,691	-	**1,288,655**
Goodwill	38,154	38,845	44,216	-	**121,215**

As at December 31, 2006 *(thousands)*	Canadian Drilling Operations	United States Drilling Operations	Construction Operations	Inter-segment Eliminations	Total
Total assets	680,591	528,872	36,170	-	**1,245,633**
Goodwill	38,155	42,491	42,837	-	**123,483**

11. SUBSEQUENT EVENTS

Effective July 5, 2007 the Trust, through an indirect, wholly owned subsidiary closed the acquisition of the assets of Axxis. The assets acquired include four land based drilling rigs and one barge drilling rig, together with related inventory, crew boats and spare parts (the "Axxis Acquisition"). Under the acquisition agreement, the Trust will also assume the remaining construction commitments of a second barge drilling rig currently under construction, and will reimburse Axxis for construction costs undertaken to the closing date. The purchase price for the Axxis Acquisition was $147.6 million plus total estimated construction commitments of approximately $27.5 million. The Axxis Acquisition was financed with $118.3 million of cash and $29.3 million of convertible debentures of the Trust to be issued to Axxis on the same terms as the Financing (as described below).

In connection with the Axxis Acquisition, Trinidad entered into an agreement (the "Financing") with a syndicate of underwriters co-led by TD Securities Inc. and Raymond James Ltd., to sell, on a bought deal basis, $325.0 million aggregate principal amount of 7.75% convertible unsecured subordinated debentures ("debentures"). The net proceeds of the Financing were used to fund the cash portion of the purchase price of the Axxis Acquisition, to repay outstanding debt of the Trust and its affiliates and for general working capital purposes.

The debentures have a face value of $1,000 per Debenture, a coupon of 7.75%, a maturity date of July 31, 2012, and are convertible at any time prior to maturity or the date fixed for redemption at the option of the holder, into trust units of Trinidad at a price of $19.30 per trust unit. The Debentures pay interest semi-annually on June 30 and December 31, with the initial interest payment to be made on December 31, 2007.

12. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.

END